SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Medis Technologies Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58500P 10 7

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

CUSIP No. 58500P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Howard Weingrow

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares beneficially owned by each reporting person with	5.	Sole Voting Power 1,908,524 shares of common stock

	6.	Shared Voting Power 736,001 shares of common stock

	7.	Sole Dispositive Power 1,908,524 shares of common stock

	8.	Shared Dispositive Power 736,001 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,525 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.	Percent of Class Represented by Amount in Row (9) 12.1% of aggregate voting power

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58500P 10 7

Item 1.
(a)	Name of Issuer: Medis Technologies Ltd.
(b)	Address of Issuer's Principal Executive Offices: 805 Third Avenue, New York, New York 10022

Item 2.
(a)	Name of Person Filing: Howard Weingrow
(b)	Address of Principal Business Office or, if none, Residence: 805 Third Avenue, New York, New York 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 58500P 10 7

CUSIP No. 58500P 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 58500P 10 7

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,644,525 shares of common stock *+
	(b)	Percent of class: 12.1% of aggregate voting power
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,908,524 shares of common stock*
		(ii)	Shared power to vote or to direct the vote 736,001 shares of common stock+
		(iii)	Sole power to dispose or to direct the disposition of 1,908,524 shares of common stock*
		(iv)	Shared power to dispose or to direct the disposition of 736,001 shares of common stock+

*  Includes an aggregate of 475,000 shares of common stock underlying options granted pursuant to the Issuer’s 1999 Stock Option Plan, as amended, and an aggregate of 123,698 shares of common stock underlying warrants granted to Mr. Weingrow, all of which are exercisable as of December 31, 2002 or exercisable within 60 days of December 31, 2002.

+  Includes an aggregate of 592,128 shares of common stock and 62,350 shares of common stock underlying warrants held by the Stanoff Corporation, of which Mr. Weingrow is a beneficial owner. All of such warrants are exercisable as of December 31, 2002 or exercisable within 60 days of December 31, 2002.

CUSIP No. 58500P 10 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date
/s/ Howard Weingrow
Signature
Howard Weingrow
Name/Title